Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  1-31805

Date: August 28, 2014

August 28, 2014

Employee Questions and Answers — Benefits

The following is a list of questions you may have as a result of the announcement of the transaction between Journal Communications and Scripps.  Many decisions related to transition planning are forthcoming and we will continue to update employees as more information becomes available.

For our union employees, the answers to the questions that follow will depend on your contracts and discussions with your union. Once we discuss the impact of the transaction with your union, more information will be forthcoming.

General Benefits and Human Resources Questions

1.              I participate in Journal Communications’ health plan. What does the transaction mean for my health benefits?

All eligible Journal Communications employees enrolled in health and welfare benefits (including medical, dental, vision, life insurance, long-term disability, etc.) will keep those benefit plans through March 31, 2015.

Journal Communications benefit-eligible employees will complete annual enrollment in early February 2015 for benefit plans that we expect to be very similar to what they have today and that will go into effect on April 1, 2015. That coverage will remain in place through December 31, 2015, for employees who remain employed by Scripps or the new Journal Media Group after the closing of the transaction.

After December 31, 2015, Journal Media Group employees will transition to the benefits provided by the new company. Journal Media Group expects to transition from Journal Communications’ current April 1 benefits plan year to a January 1 year beginning in 2016. Therefore, the company will host an annual enrollment period in the fall of 2015 for 2016 benefit elections. Employees who join Scripps will participate in Scripps’ annual enrollment in the fall of 2015.

2.              What happens to the balance in my Health Savings Account (HSA)?

The money in your HSA stays with you wherever you go — it’s in your name and it’s your account, and you can use it to pay for qualified expenses. You can continue to contribute to your HSA between now and the closing date.

After the closing, if you are enrolled in a qualified medical plan sponsored by either Scripps or the new Journal Media Group, you should be able to continue to contribute to your HSA.

3.              Will Journal Communications make an employer contribution to my Health Savings Account (HSA) if I complete my wellness activities?

You will continue to receive the applicable employer contribution to your HSA between now and the closing date. Continuing employees after the closing date will also receive the applicable employer contribution to an HSA between the closing date and December 31, 2015, dependent on meeting the wellness requirements.

Employees who join Scripps will participate in Scripps’ annual enrollment in the fall of 2015 to enroll in Scripps’ medical plans and HSAs on January 1, 2016. Journal Media Group will establish its own medical plans and HSAs, which are expected to go into effect on January 1, 2016.

4.              What happens to the balance in my Flexible Spending Account (FSA)?

If you have an FSA for the 2014/2015 plan year, remember to use all of your contributions before the end of the plan year, just as you would in any year. You must incur services during the plan year or risk losing any unused balance. As a reminder, you have until June 30, 2015, to file receipts for reimbursement.

As an employee of Journal Communications, you will continue to have payroll deductions based on your FSA elections. You will complete benefits annual enrollment in February 2015 and the choices you make, including any FSA contributions, will stay with you in 2015, as long as you remain employed by Scripps or the new Journal Media Group.

5.              What happens to Journal retiree medical coverage for current eligible Journal employees who are planning to retire soon?

Retiree medical benefits for eligible employees and eligible current retirees will continue to be provided through the closing date by Journal Communications.  Please see question 6 below for a discussion of post-closing retiree medical coverage.

6.              What happens to Journal retiree medical coverage for current eligible retirees after the closing date?

We expect that retiree medical benefits will be available through either Scripps or Journal Media Group:

•                  Journal Media Group intends to assume retiree medical benefits for all eligible newspaper publishing retirees.

•                  Scripps intends to assume retiree medical benefits for all eligible Journal Broadcast Group, Journal Communications corporate, NorthStar Print Group/Tempo, and Norlight Telecommunications Services retirees.

We will provide more detailed information to retirees as it is available.

7.              Will my workers’ compensation claim be impacted by the transaction?

Journal Communications will continue to process all workers’ compensation claims until the closing date. After the closing date, Scripps and Journal Media Group will each manage their own workers’ compensation claims.

8.              Some of us have banked our vacation from prior years. Will we need to cash those out in 2015, or may we continue to carry them forward in the new company?

Journal Communications will cash out the 5th week vacation bank, the 1995 grandfathered vacation accrual and the 2008 grandfathered vacation accrual prior to the closing date for any employees who qualified for these programs.  The date of payout for these three programs has not yet been decided.

9.              Will I still be recognized as having my years of service?

Yes. Both Scripps and the new Journal Media Group will honor employees’ years of service with Scripps and Journal Communications. This means that you will retain your current years of service, even if you joined Journal Communications through acquisition.

10.       When will we know whose positions are affected?

As with any such transaction, certain jobs may be affected as cost synergies and streamlined operational plans are enacted between the two companies. The leaders of both companies are committed to building strong organizations for the future and to minimizing the number of affected individuals.

As leadership begins to develop the structures of the expanded Scripps and the new Journal Media Group, some current employees of either Scripps or Journal will be identified as not having a role within either company after the closing. Decisions on affected individuals have not yet been made, but when they are, Human Resources plans to work with each affected individual to help them understand the timing of their exit and their severance package. Any eligible affected non-union employees will receive a company-paid severance package. Of course, any potential impact of the transaction on union employees and collective bargaining agreements will be discussed with union representatives.

Please be assured that it is our goal to let all impacted individuals know their options well in advance so that they will have plenty of time to make related personal and professional decisions.

Stock/Equity

1.              I have Journal (JRN) stock. What happens to it once the transaction is complete?

Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) class A common shares and 0.1950 shares of common stock of the new Journal Media Group for each JRN share they own. After the closing, Journal Communications stock will no longer exist.

2.              Do I receive the new Scripps and Journal Media Group shares in addition to my current Journal Communications shares?

No. Your current Journal Communications shares will convert to shares of Journal Media Group and Scripps.  Journal Communications stock will no longer exist after the closing.

3.              What happens to the stock award I received (Restricted Share Units)?  The shares are scheduled to fully vest over time, so after the deal closes, do I lose the unvested shares or are they converted?

Your unvested Restricted Share Units (RSUs) will automatically and fully vest immediately prior to closing, assuming you remain a Journal Communications employee until closing.

Following the closing, your now-vested JRN shares will then convert using the same ratios as the share exchange: Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) class A common shares and 0.1950 shares of common stock of the new Journal Media Group for each JRN RSU that vests.

Net shares after taxes will be available to you in your account as soon as administratively possible.

4.              Can I buy or sell shares of JRN stock between now and the closing?

As in the normal course of business, you can buy or sell shares of JRN stock as usual.  For information on how to sell your class B shares, visit JRNFocus under the “Ownership” tab.  You are also free to buy class A shares of JRN stock on the public market. You cannot buy class B shares through the Employee Stock Purchase Program (ESPP), however, since the ESPP has been suspended and participants’ current contributions refunded.

Please note: Trading in JRN and/or Scripps (SSP) stock remains subject to “insider” trading restrictions and is prohibited if you are in possession of material non-public information.

5.              I’ve read that I will receive 0.5176 Scripps class A common shares and 0.1950 Journal Media Group common shares for every Journal Communications (JRN) share I own, but if I add 0.5176 and 0.1950, it doesn’t equal 1.  Am I losing shares?

We believe that both the expanded Scripps and the new Journal Media Group will be attractive to shareholders based on their scale, financial profile, and focused business strategies. The combination of the two new companies will be significantly larger than the current Journal Communications, so in effect, shareholders will be getting a smaller piece of a significantly larger “pie” in exchange for their piece of the current Journal Communications “pie.”

Journal Media Group and Scripps will have different capital structures, so JRN shareholders are encouraged to compare the value of their shares pre-announcement of the transaction (as a Journal Communications shareholder) and post-announcement and post-closing of the transaction — rather than the share count — to determine the overall value of their investment. It is the shares you hold in each company after the transaction closes, and the trading prices of Scripps and Journal Media Group stock over time, that will determine your total value.

One important transaction adjustment that also impacts the share count is the Journal Media Group reverse stock split (four to one) at closing.  Without the reverse stock split, Journal Media Group would have had four times as many shares.  The decision was made to optimize the number of shares in relation to the size of the company, and does not impact your ownership interest, the operations or the financial performance of Journal Media Group.

Please be assured that Journal, its board of directors, and their advisors have spent a considerable amount of time negotiating a transaction structure and share exchange that is expected to be beneficial for Journal Communications shareholders.

Pension

1.              How will the transaction affect my pension plan?

Scripps will assume responsibility for the pension benefit for all Journal employees and retirees who earned a pension benefit through Journal’s pension program, which was frozen in 2009. Scripps will administer the pension benefit for all Journal employees and retirees beginning on the closing date.

Participants will receive the pension benefit amount determined when the Journal pension plan was frozen, though Scripps will be responsible for the benefits.

2.              I understand Scripps plans to take over the pension obligations for Journal employees. But how do we know Scripps will live up to funding those obligations and ensuring retirees get their full benefits?

Scripps is required by federal law, the Employee Retirement Income Security Act (ERISA), to adequately fund the Journal Communications Pension Plan. ERISA also prevents Scripps from reducing or changing the promised pension benefits. Scripps’ leadership team has committed to providing the pension benefit to all Journal employees who qualify for those benefits, and at the same level of benefit that was determined when the Journal pension plan was frozen. Scripps has had a pension plan of their own for many years and is experienced in maintaining, funding and administering a pension plan.

As with Journal’s qualified pension plan today, the pension money at Scripps will be held in trust for the exclusive benefit of plan participants, meaning that the money held in the pension plan cannot be used at any time for any reason other than funding pension obligations to participants.

In addition, as with any qualified pension plan, pension benefits under the plan are insured by the Pension Benefit Guaranty Corporation (PBGC), a federal insurance agency.  While the Board of Directors of Scripps expects to continue the plan for an indefinite period of time, if the plan is terminated, Scripps will be obligated to fund all promised benefits. If Scripps cannot fund all promised benefits, the PBGC will step in to pay pension benefits. For more information, please see the Journal Pension Plan Summary Plan Description.

3.              What happens to my Supplemental Employee Retirement Plan (SERP) benefit?

Scripps’ and Journal’s leadership teams have committed to providing the SERP benefit to all Journal employees who qualify for those benefits, and at the same level of benefit that was determined when the plan was frozen.

•                  Scripps will assume SERP obligations for all eligible Journal Broadcast Group, Journal Communications corporate, NorthStar Print Group/Tempo, and Norlight Telecommunications Services employees and retirees.

•                  Journal Media Group will assume SERP obligations for all eligible newspaper publishing employees and retirees.

As with any non-qualified pension plan, the SERP benefits would be paid from the general assets of each company.

401(k)

1.              Will I see any changes to my 401(k) plan as a result of the transaction? For example, will the funds in my current Journal 401(k) plan transfer to a different plan?

If you become a Scripps employee, you will transition to Scripps’ 401(k) plan as soon as administratively feasible after the closing date. Similarly, if you become a Journal Media Group employee, you will transition to that company’s 401(k) plan as soon as administratively feasible after the closing date. The details of Journal Media Group’s 401(k) plan are still being discussed and are not yet available.

2.              If employees have 401(k) loans, will they carry over to the Scripps 401(k) or Journal Media Group 401(k), or will the outstanding amount be due at time of close?

All 401(k) funds will be transferred to either the Scripps or Journal Media Group 401(k) plan, including any outstanding 401(k) loans. The details of Journal Media Group’s 401(k) plan are still being finalized and are not yet available.

Short- and Long-Term Disability

1.              If I go on a short-term disability leave, including maternity leave, how will those benefits be affected?

Short-term disability benefits will remain in place between now and the closing date, and we expect them to also remain in place during a “transition period” between the closing date and December 31, 2015.

If you are on a short-term disability leave (including maternity leave) at the time the transaction closes and your position transitions to Scripps, your disability benefits will continue as part of your employment with Scripps.

If you are on a short-term disability leave (including maternity leave) at the time the transaction closes and your position transitions to Journal Media Group, your disability benefits will continue and you will become a Journal Media Group employee when you are medically released to return to work.

Journal Media Group will determine the new short-term disability benefit for the time period on January 1, 2016, and after.

2.              If I am on a long-term disability leave, how will those benefits be affected?

Any Journal Communications employee on long-term disability leave prior to the closing date and through the transition period (between the closing and December 31, 2015) will continue to have their long-term disability benefit administered by Reliance Standard following the plan provisions.

Journal Media Group will determine the new long-term disability benefit for the time period on January 1, 2016, and after.

About this Communication

In addition, the benefit plans described in this communication are subject to the terms and conditions of the plans as may be amended and, where applicable, any underlying insurance policies. In the event of an inconsistency between the information contained in this communication and the actual provisions of the plans and policies, the plans and policies shall govern. It is the intention of the plans and policies to comply with all state and federal regulations applying to plans of this type. Where this newsletter or the plans and/or policies vary from applicable state and federal requirements, those requirements shall govern.

Generally, each employee of the employer who participates in a plan receives a Summary Plan Description. It contains information regarding eligibility requirements, termination provisions, a description of the benefits provided and other information. The information contained in this communication should be read in conjunction with the information in the Summary Plan Description. In the event of inconsistency between the information contained in the Summary Plan

Description and either this communication or the plans and policies, the actual provisions of the plans and policies shall govern.

The plans’ contributions generally are shared by the employer and employee. The plans’ benefits and/or contributions may be modified or amended from time to time, or may be terminated, by the plan sponsor in its sole discretion. Any significant changes to the plans or termination of the plans will be communicated promptly to participants in the plans. The plans do not constitute a contract between the employer and any covered person nor should they be considered as an inducement or condition of the employment of any employee. Nothing in the plans will give any employee the right to be retained in the service of the employer. It is provided, however, that the foregoing will not modify the provisions of any collective bargaining agreement that may be made by the employer with the bargaining representative of employees.

The plans are not in lieu of and do not affect any requirement for coverage by workers’ compensation insurance.

The answers provided herein do not create a contract of any kind, express or implied, between the employer and any covered person nor should they be considered as an inducement or condition of the employment of any employee. Nothing herein will give any employee the right to be retained in the service of the employer.

Journal Communications, Scripps and Journal Media Group retain the right to amend any of their transaction agreements and update this information.

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.